Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Seventh Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The seventh meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on January 20, 2022 in Beijing. The directors were notified of the Meeting by way of a written notice dated January 14, 2022. Out of the Company’s ten directors, eight directors attended the Meeting. Su Hengxuan, Li Mingguang and Huang Xiumei, executive directors of the Company, and Wang Junhui, non-executive director of the Company, attended the Meeting in person. Tang Xin, Leung-Oi-Sie Elsie, Lam Chi Kuen and Zhai Haitao, independent directors of the Company, attended the Meeting by way of video conference. Wang Bin, executive director of the Company, was not able to attend the Meeting. Yuan Changqing, non-executive director of the Company and assuming the roles and duties of the chairman of the Board, was on leave for other business and authorized in writing, Su Hengxuan, executive director of the Company, to act on his behalf, cast the votes for him and preside over the Meeting. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Su Hengxuan, executive director of the Company. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Outline of the Fourteenth Five-Year Development Plan of the Company

The Board agrees to submit the proposal to the shareholders’ meeting of the Company for approval.

Voting result: 9 for, 0 against, with no abstention

2.	The Proposal regarding the Nomination of Chairman Candidate of China Life Insurance Sales Co., Ltd.

Voting result: 9 for, 0 against, with no abstention

3.	The Proposal regarding the Company’s Solvency Report of the Fourth Quarter of 2021

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

4.	The Proposal regarding the Company’s Investment in Xuanwu Project

Su Hengxuan, Yuan Changqing and Wang Junhui, as affiliated directors, abstained from voting on the proposal. The independent directors of the company gave their independent opinion of consent to the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for further details.

Voting result: 6 for, 0 against, with no abstention

5.	The Proposal regarding the Formulation of Interim Measures for Investment Performance Evaluation and Assessment of the Company

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

January 20, 2022